

Southwestern Energy Company

2350 N. Sam Houston Parkway East
Suite 125
Houston, Texas 77032
(281) 618-4700   Fax: (281) 618-4820

NEWS RELEASE

SOUTHWESTERN ENERGY ANNOUNCES
2007 FINANCIAL AND OPERATING RESULTS

Company Reports Production Growth of 57% to 113.6 Bcfe, Total Oil and Gas Reserves of 1.45 Tcfe, Reserve Replacement of 474% and All-In Finding and Development Cost of $2.55 per Mcfe in 2007

Company Increases First Quarter 2008 Production Guidance

Houston, Texas – February 28, 2008...Southwestern Energy Company (NYSE: SWN) today announced its financial and operating results for the fourth quarter and the year ended December 31, 2007. Calendar year 2007 highlights include:

- Net income of $221.2 million, up 36% from 2006
- Net cash provided by operating activities before changes in operating assets and liabilities (a non-GAAP measure reconciled below) of $651.2 million, up 57% from 2006
- Oil and gas production of 113.6 Bcfe, up 57% over 2006
- Proved oil and gas reserves of 1,450 Bcfe, up 41% over 2006

Southwestern reported net income for 2007 of $221.2 million, or $1.27 per diluted share, up from $162.6 million, or $0.95 per diluted share in 2006. Net cash provided by operating activities before changes in operating assets and liabilities (non-GAAP; see reconciliation below) was $651.2 million, up 57% from $413.5 million in 2006.

"2007 was an outstanding year for Southwestern Energy," remarked Harold M. Korell, President and Chief Executive Officer of Southwestern Energy. "Looking at our achievements, we grew our production volumes by 57% to 113.6 Bcfe and our reserves by 41% to 1.45 Tcfe, which represents a reserve replacement ratio of 474%, and we had a finding and development cost of $2.55 per Mcfe."

"The key accomplishment for us in 2007 was the progress we made in our Fayetteville Shale play. During the year, we made advancements in our completion techniques, significantly increased our 3-D seismic data base thereby improving our ability to reduce risk in our drilling program, and began drilling and completing longer laterals, all of which is leading to higher productivity in our horizontal wells."

Fourth Quarter of 2007 Financial Results

For the fourth quarter of 2007, Southwestern reported net income of $71.6 million, or $0.41 per diluted share, compared to $33.8 million, or $0.20 per diluted share, for the same period in 2006, primarily due to a 68% increase in total gas and oil production and higher realized gas and oil prices. Net cash provided by operating activities before changes in operating assets and liabilities (non-GAAP; see reconciliation below), was $204.3 million in the fourth quarter of 2007, up from $108.7 million in 2006.

E&P Segment - Operating income from the company's E&P segment was $113.6 million for the three months ended December 31, 2007, compared to $50.7 million for the same period in 2006. The increase was primarily due to higher production and realized natural gas prices.

Gas and oil production totaled 34.9 Bcfe for the three months ended December 31, 2007, up from 20.7 Bcfe in the fourth quarter of 2006, and included 19.9 Bcf from the company's Fayetteville Shale play, up from 5.5 Bcf in the fourth quarter of 2006.

Southwestern's average realized gas price was $6.90 per Mcf, including the effect of hedges, in the fourth quarter of 2007, up from $6.12 per Mcf in the fourth quarter of 2006. The company's commodity hedging activities increased its average gas price by $0.69 per Mcf during the fourth quarter of 2007 and by $0.19 per Mcf during the same period in 2006. Disregarding the impact of commodity price hedges, the company's average price received for its gas production during the fourth quarter of 2007 was approximately $0.76 per Mcf lower than average NYMEX spot prices, compared to approximately $0.63 per Mcf lower during the fourth quarter of 2006. The increase in the deviation from NYMEX spot prices was attributable to wider locational market differentials in the company's core operating areas during the fourth quarter of 2007.

Southwestern's average realized oil price was $90.96 per barrel during the fourth quarter of 2007 compared to $52.58 per barrel in the fourth quarter of 2006, including the effect of hedges. The company's hedging activities decreased its average oil price $4.02 per barrel during the fourth quarter of 2006.

Lease operating expenses per unit of production for the company's E&P segment were $0.79 per Mcfe in the fourth quarter of 2007, compared to $0.76 per Mcfe in the fourth quarter of 2006. The increase was due to increases in gathering and compression, both primarily related to the company's Fayetteville Shale play. General and administrative expenses per unit of production were $0.52 per Mcfe in the fourth quarter of 2007, compared to $0.64 per Mcfe in the fourth quarter of 2006. The decrease was due to increased production volumes which more than offset increased compensation and related costs primarily associated with the expansion of the company's E&P operations due to the Fayetteville Shale play. Taxes other than income taxes per unit of production were $0.09 per Mcfe in the fourth quarter of 2007, compared to $0.18 per Mcfe in the fourth quarter of 2006, primarily due to the accrual of severance tax refunds related to the company's East Texas production. The company's full cost pool amortization rate increased to $2.39 per Mcfe in the fourth quarter of 2007, compared to $2.16 per Mcfe in the fourth quarter of 2006.

Midstream Services - Operating income for the company's midstream services segment, which is comprised of natural gas gathering and marketing activities, was $6.8 million for the three months ended December 31, 2007, up from $1.0 million in the same period in 2006. The increase was primarily due to increased gathering revenues from the company's operations in the Fayetteville Shale play, partially offset by increased costs.

Natural Gas Distribution Segment - Operating income for the company's natural gas distribution segment was $5.8 million for the three months ended December 31, 2007, up from $3.2 million for the same period in 2006. The increase in operating income was due to the effects of a $5.8 million annual rate increase which became effective August 1, 2007, and a decrease in operating costs and expenses.

Full-Year 2007 Financial Results

Southwestern reported net income for 2007 of $221.2 million, or $1.27 per diluted share, up from $162.6 million, or $0.95 per diluted share, in 2006. The increase in net income in 2007 was a result of increased production volumes partially offset by increased operating costs and expenses and increased interest expense. The results in 2006 include an after-tax gain of $6.7 million on the sale of the company's 25% interest in the NOARK Pipeline System, Limited Partnership. Net cash provided by operating activities before changes in operating assets and liabilities (non-GAAP; see reconciliation below), was $651.2 million in 2007, up from $413.5 million in 2006.

E&P Segment - Operating income from the company's E&P segment was $358.1 million in 2007, compared to $237.3 million in 2006, primarily due to a 57% increase in total equivalent gas and oil production.

Gas and oil production totaled 113.6 Bcfe in 2007, up from 72.3 Bcfe in 2006, and included 53.5 Bcf from the company's Fayetteville Shale play, up from 11.8 Bcf in 2006. During 2007, approximately 97% of the company's production was natural gas, compared to 94% in 2006.

The company has increased its first quarter 2008 total gas and oil production guidance to 35.0 to 36.0 Bcfe, up from 34.0 to 35.0 Bcfe. Southwestern's 2008 total gas and oil production guidance remains at 148.0 to 152.0 Bcfe, an increase of 30% to 35% over its 2007 production, of which approximately 90.0 to 95.0 Bcf is expected to come from the Fayetteville Shale.

Southwestern's average realized gas price was $6.80 per Mcf in 2007, compared to $6.55 per Mcf in 2006, including the effects of hedges. The company's commodity hedging activities increased its average gas price $0.64 per Mcf in 2007 and $0.18 per Mcf in 2006. Disregarding the impact of commodity price hedges, the average price received for the company's gas production was approximately $0.70 per Mcf lower than average NYMEX spot prices during 2007, compared to $0.90 per Mcf in 2006. Assuming a NYMEX commodity price of $7.00 per Mcf of gas, the company currently expects its differential for the average price received for its gas production for 2008 to be approximately $0.60 to $0.70 per Mcf below the NYMEX Henry Hub index price, including the impact of its basis hedges.

Southwestern's average oil price was $69.12 per barrel in 2007, compared to $58.36 per barrel in 2006, including the effects of hedges. The company's hedging activities lowered its average oil price $4.81 per barrel in 2006. Assuming a NYMEX commodity price of $70.00 per barrel, the company expects the average price received for its oil production during 2008 to be approximately $1.50 per barrel lower than average spot market prices, as market differentials reduce the average prices received.

Lease operating expenses per unit of production for the company's E&P segment were $0.73 per Mcfe in 2007, compared to $0.66 per Mcfe in 2006. Lease operating expenses per unit of production increased in 2007 due primarily to increases in the company's gathering and compression costs related to its operations in the Fayetteville Shale play. The company expects its per unit operating cost to range between $0.85 and $0.90 per Mcfe in 2008 primarily due to increased production volumes from the Fayetteville Shale play.

General and administrative expenses per unit of production were $0.48 per Mcfe in 2007, compared to $0.58 per Mcfe in 2006. The decrease in general and administrative costs per Mcfe in 2007 was due to the effects of the company's increased production volumes which more than offset increased compensation and related costs primarily associated with the expansion of the company's E&P operations due to the Fayetteville Shale play. Southwestern added 243 new employees during 2007, most of which were hired in its E&P segment. Southwestern expects its general and administrative expenses per unit of production to decrease in 2008 and range between $0.42 and $0.47 per Mcfe.

Taxes other than income taxes per unit of production decreased to $0.16 per Mcfe in 2007, compared to $0.30 per Mcfe in 2006, due to changes in severance and ad valorem taxes that primarily result from the mix of the company's production volumes and to the accrual of severance tax refunds related to the company's East Texas production. Assuming NYMEX prices of $7.00 per Mcf of gas and $70.00 per barrel of oil, the company expects taxes other than income taxes to range between $0.20 to $0.25 per unit of production in 2008.

The company's full cost pool amortization rate averaged $2.41 per Mcfe in 2007, up from $1.90 per Mcfe in 2006. The amortization rate is impacted by timing and amount of reserve additions and the costs associated with those additions, revisions of previous reserve estimates due to both price and well performance, proceeds from the sale of properties that reduce the full cost pool and the levels of costs subject to amortization.

Midstream Services - Operating income for the company's natural gas gathering and marketing activities was $13.2 million in 2007, up from $4.1 million in 2006. The increase in operating income in 2007 was primarily due to increases in gathering revenues and marketing margins, partially offset by increased operating costs and expenses. Midstream Services had gathering revenues of $37.7 million on volumes of 78.7 Bcf in 2007 related to its gathering systems in Arkansas, compared to $7.9 million on volumes of 14.6 Bcf in 2006. Gathering volumes, revenues and expenses for this segment are expected to continue to grow at a fast pace as reserves related to the company's Fayetteville Shale play are developed and production increases.

Natural Gas Distribution Segment - Operating income for the company's natural gas distribution segment was $10.0 million for the year ended December 31, 2007, up from $4.5 million in 2006. The increase in operating income was due to the implementation of a rate increase effective August 1, 2007, colder weather and a decrease in operating costs and expenses. Weather during 2007 in the utility's service territory was 9% warmer than normal and 8% colder than the prior year.

On November 9, 2007, the company entered a definitive agreement with SourceGas LLC, an affiliate of GE Energy Financial Services and Alinda Investments LLC, pursuant to which SourceGas has agreed to purchase all of the capital stock of Arkansas Western Gas Company for a cash price of $224 million plus working capital. The transaction is subject to certain closing conditions and regulatory approvals and is expected to close approximately mid-year 2008. Upon the consummation of the sale, Southwestern will cease to have any natural gas distribution operations.

Transportation and Other - In May 2006, the company sold its 25% interest in NOARK Pipeline System, Limited Partnership (NOARK), resulting in a pre-tax gain of $10.9 million ($6.7 million after-tax). Southwestern recorded pre-tax income from NOARK's results of operations of $0.9 million in 2006.

In 2007 and 2006, other revenues included pre-tax gains of $6.4 million and $4.0 million, respectively, related to the sale of gas-in-storage inventory.

Southwestern Reports Record Oil and Gas Reserves

Southwestern's estimated proved oil and gas reserves totaled 1,450 Bcfe at December 31, 2007, up 41% from 1,026 Bcfe at the end of 2006. Approximately 96% of the company's year-end 2007 estimated proved reserves were natural gas and 64% were classified as proved developed, compared to 95% and 65%, respectively, in 2006. Southwestern operates approximately 90% of its reserves, based on PV-10 value, and the company's average proved reserves-to-production ratio, or average reserve life, approximated 12.8 years at year-end 2007. Netherland, Sewell & Associates, Inc., an independent oil and gas reserve engineering firm, audited the company's estimated proved reserves.

In 2007, Southwestern replaced 474% of its production volumes by adding 507.9 Bcfe of proved natural gas and oil reserves and having net upward revisions of 31.0 Bcfe. The upward reserve revisions during 2007 were primarily due to improved performance of wells in its Fayetteville Shale play. In 2006, the company's reserve replacement ratio was 386%, including revisions. For the period ending December 31, 2007, the company's three-year average reserve replacement ratio, including revisions, was 430%.

Southwestern's finding and development cost was $2.55 per Mcfe in 2007, including reserve revisions, compared to $2.75 per Mcfe in 2006. For the period ending December 31, 2007, the company's three-year finding and development cost, including revisions, was $2.40 per Mcfe.

The following table details additional information relating to reserve estimates as of and for the year ended December 31, 2007:

	Natural Gas (Bcf)	Crude Oil (MMBbls)	Total (Bcfe)
Proved Reserves, Beginning of Year	978.9	7.9	**1,026.3**
Revisions of Previous Estimates	30.5	0.1	**31.0**
Extensions, Discoveries, & Other Additions	498.1	1.6	**507.7**
Production	(109.9)	(0.6)	**(113.6)**
Acquisition of Reserves in Place	0.2	----	**0.2**
Disposition of Reserves in Place	(1.0)	----	**(1.3)**
Proved Reserves, End of Year	1,396.9	8.9	**1,450.3**
Proved, Developed Reserves:			
Beginning of Year	623.9	7.0	**665.8**
End of Year	880.3	7.3	**923.9**

Note: Figures may not add due to rounding.

The following table provides information as of December 31, 2007, related to proved reserves, well count, and net acreage, and 2007 annual information as to production and capital investments, for each of our operating areas, for our New Ventures and overall:

	Arkoma		East Texas	Permian	Gulf Coast	New Ventures	Total
	Conventional	Fayetteville Shale Play					
Estimated Proved Reserves:							
Total Reserves (Bcfe)	304	716	353	60	12	5	1,450
Percent of Total	21%	49%	24%	4%	1%	1%	100%
Percent Natural Gas	100%	100%	97%	31%	96%	100%	96%
Percent Proved Developed	77%	43%	91%	79%	100%	100%	64%
Production (Bcfe)	23.8	53.5	29.9	4.7	1.4	0.3	113.6
Capital Investments (millions)[1]	$148	$960	$201	$20	$4	$42	$1,375
Total Gross Producing Wells	1,098	497	466	406	34	14	2,515
Total Net Producing Wells	550	377	392	138	12	9	1,478
Total Net Acreage	491,791[2]	781,300[3]	118,904[4]	37,400	8,837	168,236[5]	1,606,468
Net Undeveloped Acreage	299,599[2]	637,560[3]	91,148[4]	8,944	5,795	156,465[5]	1,199,511

(1) The company's Fayetteville Shale play capital investments exclude $5 million related to the purchase of drilling rig related equipment.

(2) Includes 123,442 net developed acres and 1,930 net undeveloped acres in the company's Conventional Arkoma Basin operating area that are also within its Fayetteville Shale focus area but not included in the Fayetteville Shale acreage in the table above.

(3) Assuming successful wells are not drilled and leases are not extended, leasehold expiring over the next three years will be 16,561 acres in 2008, 96,601 acres in 2009 and 145,722 acres in 2010.

(4) Assuming successful wells are not drilled and leases are not extended, leasehold expiring over the next three years will be 7,737 acres in 2008, 33,274 acres in 2009 and 4,474 acres in 2010.

(5) Includes New Ventures opportunities such as the Marcellus Play in Pennsylvania.

2007 E&P Operations Review

During 2007, Southwestern invested a total of $1.38 billion in its E&P business and participated in drilling 653 wells, 439 of which were successful, 17 were dry and 197 were in progress at year-end. Of the 197 wells in progress at year-end, 141 were located in the Fayetteville Shale play. The company's investments during 2007 focused primarily on its active drilling programs in the Fayetteville Shale play, East Texas, and the conventional Arkoma Basin, which accounted for 70%, 15%, and 11%, respectively, of its E&P capital investments during the year. Southwestern invested approximately $960 million in its Fayetteville Shale, $201 million in East Texas, $148 million in its conventional Arkoma Basin program, $20 million in the Permian Basin, $4 million in the Gulf Coast and $42 million in New Ventures. Of the $1.38 billion invested in 2007, approximately $1.13 billion was invested in exploratory and development drilling and workovers, $66 million for leasehold acquisition, $100 million for seismic expenditures, $2 million for producing property acquisitions, and $77 million in capitalized interest and expenses and other technology related expenditures.

Fayetteville Shale Play - As of December 31, 2007, Southwestern had spud a total of 699 wells in the play, 601 of which were operated and 98 of which were outside-operated wells. Of these wells, 415 were spud in 2007, compared to 196 wells in 2006. At year-end 2007, 478 wells had been drilled and completed, including 415 horizontal wells. Of the 415 horizontal wells, 372 wells were fractured stimulated using either slickwater or crosslinked gel stimulation treatments, or a combination thereof.

Gross production from the company's operated wells in the Fayetteville Shale play increased from approximately 100 MMcf per day at the beginning of 2007 to approximately 325 MMcf per day by year-end. Approximately 15 MMcf per day of the company's production at December 31, 2007, was from 10 wells producing from conventional reservoirs located in four separate counties in the Fayetteville Shale play. Southwestern's net production from the Fayetteville Shale play was 53.5 Bcf in 2007, up from 11.8 Bcf in 2006, and is expected to range between 90.0 to 95.0 Bcf in 2008.

Southwestern invested approximately $960 million in the Fayetteville Shale play during 2007, adding 469.5 Bcf in new reserves during 2007 at a finding and development cost of $2.05 per Mcf, including upward reserve revisions of approximately 67.9 Bcf. The company's investments included approximately $97 million for the acquisition of approximately 479 square miles of 3-D seismic data. Total proved net gas reserves booked in the Fayetteville Shale play at year-end 2007 were 716 Bcf from a total of 935 locations, of which 497 were proved developed producing, 14 were proved developed non-producing and 424 were proved undeveloped. Of the 935 locations, 871 were horizontal. The company's proved developed reserves have ranged from less than 100 MMcf to as high as 4.7 Bcf per well and the average gross proved reserves for each of the proved undeveloped wells included in its 2007 year-end reserves was approximately 1.5 Bcf, up from 1.15 Bcf per well at the end of 2006.

During the second quarter of 2007, the company shifted to completing the majority of its wells using slickwater stimulations and during the third and fourth quarters of 2007, the company focused the majority of its Fayetteville Shale drilling activity in the areas that have been identified as better performing to date and, where possible, in areas with 3-D seismic coverage. At December 31, 2007, the company had acquired approximately 525 square miles of 3-D data in the Fayetteville Shale area and expects to have acquired or purchased an additional approximately 370 square miles of 3-D seismic data by year-end 2008. Results from the company's 2007 drilling activities by quarter are as follows:

Time Frame	Wells Placed on Production	Average IP Rate (Mcf/d)	First 30-Day Avg Rate (# of wells)	First 60-Day Avg Rate (# of wells)	Average Lateral Length	Completion Method SW/XL/Hy-RHy
1st Qtr 2007	62	1,208	1,023 (62)	921 (62)	2,113	12/40/10
2nd Qtr 2007	50	1,473	1,203 (50)	1,030 (50)	2,497	27/12/11
3rd Qtr 2007	75	1,836	1,525 (73)	1,350 (72)	2,613	70/4/1
4th Qtr 2007	84	1,940	1,623 (82)	1,381 (75)	3,120	73/2/9

SW – Slickwater fluids
XL – Crosslinked gel fluids
Hy-RHy – Hybrid or Reverse Hybrid method (combination slickwater/crosslinked gel fluid system)

The average completed well cost for the company's operated horizontal wells during 2007 was approximately $2.9 million. The company expects its average completed well cost for its operated horizontal wells in 2008 will be approximately $3.0 million. During the fourth quarter of 2007, the company's typical horizontal well had an average horizontal lateral length of 3,120 feet and average time to drill to total depth of 15 days from re-entry to re-entry. This compares to an average horizontal lateral length of 2,613 feet and an average time to drill to total depth of 16 days from re-entry to re-entry during the third quarter of 2007. As the company continues to drill wells with longer laterals in some of its pilot areas, the number of drilling days and well costs may increase.

At December 31, 2007, Southwestern held approximately 906,700 net acres in the play area (637,560 net undeveloped acres, 143,740 net developed acres held by Fayetteville Shale production and approximately 125,400 net acres held by conventional production in the traditional Fairway portion of the Arkoma Basin). Excluding acreage held by conventional production, the company's acreage position as of December 31, 2007, had an average lease term of 6 years, an average royalty interest of 15% and was obtained at an average cost of $116 per acre. At year-end 2007, approximately 18% of the company's leasehold acreage was held by production, excluding its acreage in the traditional Fairway portion of the Arkoma Basin.

Conventional Arkoma Program - In 2007, Southwestern invested approximately $148 million and participated in 114 wells in its conventional Arkoma program, of which 81 were successful and 23 were in progress at year-end, resulting in an 89% success rate. Approximately 60.6 Bcf of new reserves were added during 2007. Southwestern experienced 18% growth in its production volumes during 2007 to 23.8 Bcf, up from 20.1 Bcf in 2006, primarily as a result of the company's continued successful delineation of its Ranger Anticline area. Prior to 2007, production over the last few years from the Arkoma Basin was fairly constant, as new production stemming from the company's drilling program offset the natural production decline from existing wells.

At the company's Ranger Anticline area located in the southern part of the basin, Southwestern successfully completed 52 out of 67 wells during 2007 (excluding 12 wells in progress at year-end), which added 25.5 net Bcf of new reserves. Net production from the field increased by 67% to 9.5 Bcf during 2007, compared to 5.7 Bcf in 2006.

Southwestern began drilling at its Midway prospect area, located approximately 11 miles north of Ranger two years ago and, through year-end 2006, it had drilled a total of six wells. In 2007, the company accelerated drilling at Midway with the drilling of 26 wells which were all either productive or in progress at year-end. The company's wells at Midway primarily produce from the same productive zones as wells at the Ranger Anticline. Depending on the performance of these wells, there may be significant additional drilling potential on the company's Midway acreage in the future.

East Texas - During 2007, Southwestern drilled and completed a total of 80 wells in East Texas, primarily located in the Overton Field in Smith County, Texas, and its Angelina River

Trend area. Net production from East Texas was 29.9 Bcfe during 2007, compared to 32.0 Bcfe in 2006.

Southwestern's Angelina River Trend properties are concentrated in several separate development areas located primarily in four different counties in East Texas targeting both the Travis Peak and James Lime formations. During 2007, Southwestern invested approximately $88 million to drill 31 wells at Angelina, all but one of which were successful or in progress at year-end. The company's 2007 drilling results included a new discovery at its Jebel prospect area located in Shelby County, Texas, in the James Lime formation. The Timberstar-Mills 1H horizontal discovery well was completed in December 2007 with an initial production rate of 12.1 MMcf per day and was producing approximately 4.0 MMcf per day as of February 22, 2008. At December 31, 2007, Southwestern held approximately 75,755 gross undeveloped acres and 11,456 gross developed acres at Angelina with an average working interest of 72.6% and an average net revenue interest of 55.7%.

Southwestern's 2007 drilling program at its Overton Field was focused on drilling proved undeveloped locations in the field. During the year, the company invested $96 million to drill 45 wells, all of which were successful.

Permian Basin and Gulf Coast - Southwestern's Permian Basin properties are primarily located in west Texas and southeast New Mexico while its Gulf Coast properties are located onshore in Texas. Net production from the Permian Basin during 2007 was 4.7 Bcfe and 1.4 Bcfe in the Gulf Coast region, compared to 5.8 Bcfe and 2.6 Bcfe, respectively, in 2006. The company is currently evaluating the potential divestiture of all or a portion of its assets in the Permian Basin and Gulf Coast to help fund a portion of its 2008 capital investments program.

New Ventures - At December 31, 2007, Southwestern held 156,465 net undeveloped acres in areas of the United States outside of its core operating areas in connection with New Ventures that it is pursuing. This compares to 89,592 net undeveloped acres held at year-end 2006. Of the 156,465 net undeveloped acres held at year-end 2007, approximately 88,000 net undeveloped acres are located in Pennsylvania in the Marcellus Shale play and approximately 49,500 acres were located in Culberson County, Texas, in the Barnett Shale play in the Permian Basin. The company sold its acreage in Culberson County in early 2008 for $6.3 million.

In 2007, the company invested approximately $42 million in its New Ventures program, including $17.5 million to purchase acreage in the Marcellus Shale play. Southwestern also invested approximately $10.5 million in 2007 to spud 25 wells in its Riverton coalbed methane project in Caldwell Parish, Louisiana, of which 18 were successful and 7 were in progress at year-end. Southwestern has approximately 32,000 net acres in this project area targeting the Tertiary-age lower Wilcox coals at a depth of approximately 2,800 feet. Additionally in 2007, the company invested $5.2 million to participate in 5 outside-operated Woodford Shale wells in Oklahoma.

Current Update on E&P Operations

Fayetteville Shale Play - As of mid-February 2008, the company's gross operated production rate from the Fayetteville Shale play was approximately 350 MMcf per day, including approximately 13 MMcf per day from 10 wells producing from conventional reservoirs in 7 pilot areas located in 4 counties. Southwestern currently anticipates that its year-end 2008 gross production exit rate could reach up to 450 MMcf per day, and its total 2008 net production is expected to range from 90.0 to 95.0 Bcf, up from 53.5 Bcf in 2007. The graph below provides gross production data from the company's operated wells in the Fayetteville Shale play area.



Southwestern has drilled and completed 116 wells with lateral lengths over 3,000 feet through February 19, 2008. Southwestern forecasts that the average gross ultimate recovery from wells with greater than 3,000 feet horizontal laterals to range from 2.0 to 2.5 Bcf per well with an average completed well cost of approximately $3.0 million per well. Below are the results from these wells:

Average Lateral Length	Wells Placed on Production	Average IP Rate (Mcf/d)	First 30-Day Avg Rate (# of wells)	First 60-Day Avg Rate (# of wells)	Average Successful # of Frac Stages
3,434	116	2,152	1,830 (90)	1,616 (77)	6.2

The graph below provides normalized average daily production data through February 10, 2008, for the company's horizontal wells using slickwater and crosslinked gel fluids. The "dark blue" curve is for horizontal wells fracture stimulated with either slickwater or crosslinked gel fluid systems and excludes 27 wells which had significant mechanical issues that are negatively impacting the wells' production performance. The "red curve" indicates results for the company's slickwater wells with lateral lengths greater than 3,000 feet. The normalized production curves provide a qualitative measure of the company's Fayetteville Shale wells' performance and should not be used to estimate an individual well's estimated ultimate recovery. The 1.5, 2.0 and 2.5 Bcf typecurves are shown for reference purposes.



Notes: Data as of February 10, 2007.

East Texas - In the company's Angelina River Trend acreage, Southwestern has recently placed its second horizontal well targeting the James Lime on production. The Sessions Heirs #16H well located in Angelina County, Texas, approximately 35 miles west of the company discovery well (Timberstar-Mills #1H), was placed on production at an initial rate of 6.7 MMcf per day. Southwestern is currently completing its third operated well targeting the James Lime, the Timberstar-Davis #1H, and is currently drilling on two additional wells.

New Ventures - Southwestern currently has approximately 98,000 net undeveloped acres in Pennsylvania under which it believes the Marcellus Shale is prospective. The company plans to begin drilling on this acreage in the first quarter of 2008, the first of which will be a vertical well.

Explanation and Reconciliation of Non-GAAP Financial Measures

Net cash provided by operating activities before changes in operating assets and liabilities is presented because of its acceptance as an indicator of an oil and gas exploration and production company's ability to internally fund exploration and development activities and to service or incur additional debt. The company has also included this information because changes in operating assets and liabilities relate to the timing of cash receipts and disbursements which the company may not control and may not relate to the period in which the operating activities occurred. Net cash provided by operating activities before changes in operating assets and liabilities should not be considered in isolation or as a substitute for net cash provided by operating activities prepared in accordance with generally accepted accounting principles. The table below reconciles net cash provided by operating activities before changes in operating assets and liabilities with net cash provided by operating activities as derived from the company's financial information.

- MORE -

	3 Months Ended December 31,		12 Months Ended December 31,	
	2007	**2006**	**2007**	**2006**
		(in thousands)		
Net cash provided by operating activities before changes in operating assets and liabilities	$ 204,264	$ 108,661	$ 651,170	$ 413,508
Add back (deduct):				
Change in operating assets and liabilities	(16,547)	(9,860)	(28,435)	16,429
Net cash provided by operating activities	$ 187,717	$ 98,801	$ 622,735	$ 429,937

Southwestern will host a teleconference call on Friday, February 29, 2008, at 10:00 a.m. Eastern to discuss the company's fourth quarter and year-end 2007 financial and operating results. The toll-free number to call is 877-857-6150 and the reservation number is 5143919. The teleconference can also be heard "live" on the Internet at http://www.swn.com.

Southwestern Energy Company is an integrated natural gas company whose wholly-owned subsidiaries are engaged in oil and gas exploration and production, natural gas gathering and marketing, and natural gas distribution. Additional information on the company can be found on the Internet at http://www.swn.com.

Contacts: **Greg D. Kerley**   **Brad D. Sylvester, CFA**
                  Executive Vice President   **Manager, Investor Relations**
                  and Chief Financial Officer   **(281) 618-4897**
                  (281) 618-4803

All statements, other than historical financial information, may be deemed to be forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements that address activities, outcomes and other matters that should or may occur in the future, including, without limitation, statements regarding the financial position, business strategy, production and reserve growth and other plans and objectives for the company's future operations, are forward-looking statements. Although the company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. The company has no obligation and makes no undertaking to publicly update or revise any forward-looking statements. You should not place undue reliance on forward-looking statements. They are subject to known and unknown risks, uncertainties and other factors that may affect the company's operations, markets, products, services and prices and cause its actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In addition to any assumptions and other factors referred to specifically in connection with forward-looking statements, risks, uncertainties and factors that could cause the company's actual results to differ materially from those indicated in any forward-looking statement include, but are not limited to: the timing and extent of changes in market conditions and prices for natural gas and oil (including regional basis differentials); the timing and extent of the company's success in discovering, developing, producing and estimating reserves; the economic viability of, and the company's success in drilling, the company's large acreage position in the Fayetteville Shale play, overall as well as relative to other productive shale gas plays; the company's ability to fund the company's planned capital investments; the company's ability to determine the most effective and economic fracture stimulation for the Fayetteville Shale formation; the impact of federal, state and local government regulation, including any increase in severance taxes; the costs and availability of oil field personnel services and drilling supplies, raw materials, and equipment and services, including pressure pumping equipment and crews in the Arkoma Basin; the company's future property acquisition or divestiture activities; the effects of weather; increased competition; the financial impact of accounting regulations and critical accounting policies; the comparative cost of alternative fuels; conditions in capital markets and changes in interest rates, and any other factors listed in the reports the company has filed and may file with the Securities and Exchange Commission (SEC). For additional information with respect to certain of these and other factors, see reports filed by the company with the SEC. The company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Financial Summary Follows
# # #

OPERATING STATISTICS (Unaudited)

Southwestern Energy Company and Subsidiaries

Periods Ended December 31	Three Months		Twelve Months	
	2007	2006	**2007**	2006
Exploration & Production				
Production				
Gas production (MMcf)	**34,002**	19,718	**109,881**	68,133
Oil production (MBbls)	**142**	171	**614**	698
Total equivalent production (MMcfe)	**34,851**	20,745	**113,565**	72,322
Commodity Prices				
Average gas price per Mcf, including hedges	**$6.90**	$6.12	**$6.80**	$6.55
Average gas price per Mcf, excluding hedges	**$6.21**	$5.93	**$6.16**	$6.37
Average oil price per Bbl, including hedges	**$90.96**	$52.58	**$69.12**	$58.36
Average oil price per Bbl, excluding hedges	**$90.96**	$56.60	**$69.12**	$63.17
Operating Expenses per Mcfe				
Lease operating expenses	**$0.79**	$0.76	**$0.73**	$0.66
General & administrative expenses	**$0.52**	$0.64	**$0.48**	$0.58
Taxes other than income taxes	**$0.09**	$0.18	**$0.16**	$0.30
Full cost pool amortization	**$2.39**	$2.16	**$2.41**	$1.90
Midstream				
Gas volumes gathered (MMcf)	**30,191**	6,873	**78,705**	14,602
Gas volumes marketed (MMcf)	**46,179**	22,254	**145,696**	72,739
Gas Distribution				
Sales and end-use transportation deliveries (Bcf)	**6.9**	6.9	**23.6**	21.8
Sales customers at year end	**151,988**	151,003	**151,988**	151,003
Average sales rate per Mcf	**$10.98**	$10.83	**$11.07**	$12.30
Heating weather - - degree days	**1,390**	1,408	**3,699**	3,413
- - percent of normal	**89%**	90%	**91%**	83%

STATEMENTS OF OPERATIONS (Unaudited)

Southwestern Energy Company and Subsidiaries

Periods Ended December 31	Three Months		Twelve Months	
	2007	2006	**2007**	2006
	(in thousands, except share/per share amounts)			
Operating Revenues				
Gas sales	$ **273,249**	$ 162,471	$ **870,047**	$ 572,354
Gas marketing	**107,996**	38,421	**316,912**	136,698
Oil sales	**12,868**	8,993	**42,434**	40,742
Gas gathering, transportation and other	**8,662**	4,132	**25,738**	13,318
	402,775	214,017	**1,255,131**	763,112
Operating Costs and Expenses				
Gas purchases - midstream services	**105,043**	36,913	**306,336**	128,387
Gas purchases - gas distribution	**27,974**	28,369	**85,445**	79,363
Operating expenses	**23,742**	18,751	**85,826**	66,579
General and administrative expenses	**25,487**	19,374	**80,269**	66,112
Depreciation, depletion and amortization	**90,268**	50,778	**293,914**	151,290
Taxes, other than income taxes	**4,013**	4,776	**21,875**	25,109
	276,527	158,961	**873,665**	516,840
Operating Income	**126,248**	55,056	**381,466**	246,272
Interest Expense				
Interest on long-term debt	**13,987**	3,409	**36,191**	11,099
Other interest charges	**375**	359	**1,474**	1,402
Interest capitalized	**(4,217)**	(3,590)	**(13,792)**	(11,822)
	10,145	178	**23,873**	679
Other Income (Expense)	**(198)**	(595)	**(219)**	17,079
Income Before Income Taxes and Minority Interest	**115,905**	54,283	**357,374**	262,672
Minority Interest in Partnership	**(72)**	(112)	**(345)**	(637)
Income Before Income Taxes	**115,833**	54,171	**357,029**	262,035
Provision for Income Taxes - Deferred	**44,201**	20,411	**135,855**	99,399
Net Income	$ **71,632**	$ 33,760	$ **221,174**	$ 162,636
Earnings Per Share:				
Basic	**$0.42**	$0.20	**$1.31**	$0.97
Diluted	**$0.41**	$0.20	**$1.27**	$0.95
Weighted Average Common Shares Outstanding:				
Basic	**170,023,969**	167,861,925	**169,476,723**	167,303,141
Diluted	**173,909,525**	171,723,315	**173,721,330**	171,287,750

BALANCE SHEETS (Unaudited)

Southwestern Energy Company and Subsidiaries

December 31		2007		2006
		(in thousands)		
ASSETS				
Current Assets	$	304,464	$	246,689
Current Assets Held For Sale		58,877		67,395
Property, Plant and Equipment, at cost		4,278,384		2,791,894
Less: Accumulated depreciation, depletion and amortization		1,200,754		913,233
		3,077,630		1,878,661
Assets Held For Sale		143,234		139,523
Other Assets		38,511		46,801
	$	3,622,716	$	2,379,069
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities	$	391,777	$	341,128
Current Liabilities Associated With Assets Held For Sale		39,118		37,732
Long-Term Debt		977,600		136,600
Deferred Income Taxes		479,196		354,702
Long-Term Hedging Liability		15,186		4,902
Other Liabilities		47,352		41,707
Other Liabilities Associated With Assets Held For Sale		15,417		16,621
Commitments and Contingencies				
Minority Interest in Partnership		10,570		11,034
Stockholders' Equity				
Common stock, $.01 par value; authorized 540,000,000 shares,				
issued 170,790,836 shares in 2007 and 168,953,893 in 2006		1,708		1,690
Additional paid-in capital		754,077		740,609
Retained earnings		882,031		660,857
Accumulated other comprehensive income		13,348		31,487
Common stock in treasury, 111,387 shares in 2007		(4,664)		-
		1,646,500		1,434,643
	$	3,622,716	$	2,379,069

STATEMENTS OF CASH FLOWS (Unaudited)

Southwestern Energy Company and Subsidiaries

Periods Ended December 31		Twelve Months	
		2007	2006
		(in thousands)	
Cash Flows From Operating Activities			
Net income	$	**221,174**	$ 162,636
Adjustments to reconcile net income to net cash			
provided by operating activities:			
Depreciation, depletion and amortization		**295,332**	152,519
Deferred income taxes		**135,855**	99,399
Unrealized (gain) loss on derivatives		**(7,103)**	5,579
Stock-based compensation expense		**6,377**	5,164
Minority interest in partnership		**(465)**	(579)
Gain on sale of investment in partnership and other property		**-**	(10,285)
Equity in income of NOARK partnership		**-**	(925)
Change in assets and liabilities		**(28,435)**	16,429
Net cash provided by operating activities		**622,735**	429,937
Cash Flows From Investing Activities			
Capital investments		**(1,519,433)**	(850,910)
Proceeds from sale and leaseback of drilling rigs and related equipment		**3,066**	127,288
Proceeds from sale of investment in partnership and other property		**2,725**	92,465
Other items		**145**	1,151
Net cash used in investing activities		**(1,513,497)**	(630,006)
Cash Flows From Financing Activities			
Debt retirement		**(1,200)**	(1,200)
Payments on revolving long-term debt		**(916,550)**	(267,700)
Borrowings under revolving long-term debt		**1,758,750**	267,700
Debt issuance costs		**(2,000)**	-
Excess tax benefit for stock-based compensation		**-**	14,609
Change in bank drafts outstanding		**5,193**	2,009
Proceeds from exercise of common stock options		**5,474**	3,873
Net cash provided by financing activities		**849,667**	19,291
Increase (decrease) in cash and cash equivalents		**(41,095)**	(180,778)
Cash and cash equivalents at beginning of year		**42,927**	223,705
Cash and cash equivalents at end of year	$	**1,832**	$ 42,927

SEGMENT INFORMATION (Unaudited)

Southwestern Energy Company and Subsidiaries

	Exploration & Production	Midstream Services	Natural Gas Distribution & Other	Eliminations	Total
			(in thousands)		
Quarter Ending December 31, 2007					
Revenues	$ **248,755**	$ **310,711**	$ **52,725**	$ **(209,416)**	$ **402,775**
Gas purchases	**-**	**292,944**	**33,378**	**(193,305)**	**133,017**
Operating expenses	**27,649**	**5,428**	**6,636**	**(15,971)**	**23,742**
General & administrative expenses	**18,041**	**2,956**	**4,630**	**(140)**	**25,487**
Depreciation, depletion & amortization	**86,518**	**2,233**	**1,517**	**-**	**90,268**
Taxes, other than income taxes	**2,986**	**313**	**714**	**-**	**4,013**
Operating Income	$ **113,561**	$ **6,837**	$ **5,850**	$ **-**	$ **126,248**
Capital Investments [1]	$ **328,235** [2]	$ **30,968**	$ **3,241**	$ **-**	$ **362,444**
Quarter Ending December 31, 2006					
Revenues	$ 131,300	$ 137,746	$ 53,179	$ (108,208)	$ 214,017
Gas purchases	-	132,991	35,665	(103,374)	65,282
Operating expenses	15,702	1,612	6,134	(4,697)	18,751
General & administrative expenses	13,209	799	5,503	(137)	19,374
Depreciation, depletion & amortization	47,876	1,192	1,710	-	50,778
Taxes, other than income taxes	3,812	169	795	-	4,776
Operating Income	$ 50,701	$ 983	$ 3,372	$ -	$ 55,056
Capital Investments [1]	$ 283,136 [2]	$ 18,021	$ 9,128	$ -	$ 310,285
Twelve Months Ending December 31, 2007					
Revenues	$ **795,944**	$ **961,994**	$ **174,914**	$ **(677,721)**	$ **1,255,131**
Gas purchases		**915,053**	**111,338**	**(634,610)**	**391,781**
Operating expenses	**83,383**	**18,568**	**26,419**	**(42,544)**	**85,826**
General & administrative expenses	**54,802**	**8,624**	**17,410**	**(567)**	**80,269**
Depreciation, depletion & amortization	**281,910**	**5,524**	**6,480**	**-**	**293,914**
Taxes, other than income taxes	**17,770**	**989**	**3,116**	**-**	**21,875**
Operating Income	$ **358,079**	$ **13,236**	$ **10,151**	$ **-**	$ **381,466**
Capital Investments [1]	$ **1,379,657** [2]	$ **107,363**	$ **16,118**	$ **-**	$ **1,503,138**
Twelve Months Ending December 31, 2006					
Revenues	$ 491,545	$ 475,207	$ 172,655	$ (376,295)	$ 763,112
Gas purchases		458,948	112,922	(364,120)	207,750
Operating expenses	47,636	5,025	25,530	(11,612)	66,579
General & administrative expenses	41,942	4,799	19,934	(563)	66,112
Depreciation, depletion & amortization	143,101	1,772	6,417	-	151,290
Taxes, other than income taxes	21,559	552	2,998	-	25,109
Operating Income	$ 237,307	$ 4,111	$ 4,854	$ -	$ 246,272
Capital Investments [1]	$ 861,041 [2]	$ 48,660	$ 32,706	$ -	$ 942,407

(1) Capital investments include a reduction of $18.1 million and $20.6 million for the three- and twelve-month periods ended December 31, 2007, respectively, and an increase of $62.1 million and $88.9 million for the three- and twelve-month periods ended December 31, 2006, respectively, relating to the change in accrued expenditures between periods.

(2) Exploration and production capital investments include $0.5 million and $4.5 million for the three- and twelve-month periods ended December 31, 2007, respectively, for the investment in drilling rig equipment. Exploration and production capital investments include $19.9 million and $93.6 million for the three- and twelve-month periods ended December 31, 2006, respectively, for the investment in drilling rigs sold and leased back in December 2006.